As filed with the Securities and Exchange Commission on August 15, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADOLOR CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7841	31-1429198
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

700 Pennsylvania Drive

Exton, PA 19341

(484) 595-1500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Martha E. Manning, Esquire

Senior Vice President and General Counsel

Adolor Corporation

700 Pennsylvania Drive

Exton, PA 19341

(484) 595-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

James A. Lebovitz, Esquire

Stephen C. Costalas, Esquire

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

(215) 994-4000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement as determined by the registrant.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee

Common Stock, par value $0.0001 per share (2)	7,500,000 shares	$12.07	$90,525,000	$7,324

(1)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices per share of the Common Stock on August 8, 2003, as reported on The Nasdaq National Market.
(2)	The aggregate amount of common stock registered hereunder is limited, solely for the purpose of any at the market offering, to that which is permissible under Rule 415(a)(4) of the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 15, 2003

PROSPECTUS

7,500,000 Shares

ADOLOR CORPORATION

COMMON STOCK

We may from time to time sell up to 7,500,000 shares of our common stock, par value $0.0001 per share.

We will provide the specific terms related to sales of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. Before you invest, you should carefully read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus.

We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part any proposed purchase of securities to be made directly or through agents, underwriters or dealers. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “ADLR”.

Investing in our common stock involves a high degree of risk. You should carefully consider certain risk factors in determining whether to buy any of our common stock. See “Certain Risks Related to Our Business” on page 3.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any other prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may, from time to time, sell up to 7,500,000 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the common stock we may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Available Information.”

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements made in this prospectus and in our reports and public filings incorporated by reference in this prospectus are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

•	our product development efforts, including results from clinical trials;

•	anticipated dates of clinical trial initiation, completion, and announcement of trial results;

•	anticipated trial results and regulatory filing dates for our product candidates;

•	the status and anticipated timing of regulatory approval for our product candidates;

•	analysis and interpretation of data by regulatory authorities;

•	anticipated operating losses and capital expenditures;

•	our intentions regarding the establishment of collaborations;

•	anticipated efforts of our collaborators;

•	estimates of the market opportunity and the commercialization plans for our product candidates, including our plans for the development of a sales force;

•	our intention to rely on third parties for manufacturing; and

•	our ability to raise additional capital.

In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “expert”, “plan”, “anticipate”, “believe”, “estimate”, “target”, “goal”, “continue”, or the negative of such terms or other similar expressions. Factors that might cause or contribute to differences include, but are not limited to, those discussed elsewhere in this prospectus, including in the “Certain Risks Related to Our Business” section of this prospectus, and the risks discussed in our Securities and Exchange Commission (SEC) filings which are incorporated by reference.

We urge you to carefully review and consider the disclosures found in these filings, all of which are available in the SEC EDGAR database at www.sec.gov and from us at www.adolor.com. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events, or otherwise.

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto included in our SEC filings.

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THE COMPANY

We are a development stage biopharmaceutical corporation that was formed in 1993. We specialize in the discovery, license, acquisition, development and commercialization of prescription pain management products. We have a number of small molecule product candidates that are in various stages of development ranging from preclinical studies to Phase III clinical trials. Our lead product candidate, alvimopan, is designed to selectively block the unwanted effects of opioid analgesics on the gastrointestinal tract. Our other product candidates are being designed as analgesics to treat moderate-to-severe pain conditions.

Alvimopan is being evaluated in acute and chronic indications. We have completed three Phase II clinical trials studying the use of alvimopan for the management of postoperative ileus (“POI”) that frequently follows abdominal surgery in which opioids are used for pain relief. Subsequently we initiated our alvimopan POI Phase III program consisting of four studies. Three of these studies (POI 14CL302, POI 14CL308 and POI 14CL313) are double-blind, placebo-controlled multi-center studies each designed to enroll patients scheduled to undergo certain types of major abdominal surgery and receiving opioids for pain relief. Under the protocols, patients are randomized into three arms to receive placebo, 6 mg or 12 mg doses of alvimopan. The primary endpoint in these three studies is a composite measure of the time to recovery of both the upper and lower gastrointestinal functions as defined by time to tolerability of solid foods and time to first flatus or first bowel movement. The fourth POI clinical study in our Phase III program, POI 14CL306, is a double-blind, placebo-controlled multi-center study designed to enroll patients scheduled to undergo total abdominal simple hysterectomy and receiving opioids for pain relief. Under this protocol, patients are randomized to receive either alvimopan 12 mg (approximately 400 patients) or placebo (approximately 100 patients). This study was designed to assess safety and will also assess efficacy.

In April 2003, we announced top-line results of our first Phase III clinical study POI 14CL302, which enrolled approximately 450 patients. A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of gastrointestinal function, in patients in the alvimopan 6 mg treatment group compared to patients in the placebo group (Cox proportional hazard model, hazard ratio = 1.47; P<0.01). Time to recovery of gastrointestinal function was a composite measure of the time to recovery of both lower and upper gastrointestinal function as defined by time to first flatus or first bowel movement and time to tolerability of solid foods, whichever occurred last. A difference in favor of the alvimopan 6 mg treatment group versus placebo was observed for all secondary endpoints, including time to hospital discharge order written. A positive trend was observed in the primary endpoint of the study for the alvimopan 12 mg treatment group; however, the difference from placebo was not statistically significant (Cox proportional hazard model, hazard ratio = 1.23; P = 0.11). The results of this study have not been submitted to or reviewed by the U.S. Food and Drug Administration (“FDA”) or any other regulatory agency. The results from this study are not necessarily indicative of the results that may be obtained in the other Phase III studies of alvimopan in postoperative ileus, studies POI 14CL313, POI 14CL308 and POI 14CL306, which have not yet been completed and analyzed.

Enrollment in study POI 14CL313 has been completed at approximately 500 patients and enrollment in study POI 14CL306 has also been completed at approximately 500 patients. Enrollment in study POI 14CL308 is continuing and is expected to be completed in the second half of 2003.

In April 2002, we entered into a collaboration agreement with Glaxo Group Limited (“Glaxo”) for the exclusive worldwide development and commercialization of alvimopan for certain indications. The companies have agreed to co-develop alvimopan for a number of indications, both acute and chronic, which would potentially involve the use of alvimopan in in-patient and out-patient settings. Under the terms of the collaboration agreement, Glaxo paid us a non-refundable and non-creditable signing fee of $50.0 million during the quarter ended June 30, 2002 and we may receive milestone payments of up to $220.0 million over the term of the agreement upon the successful achievement, if any, of certain clinical and regulatory objectives.

We have also completed several Phase II and one Phase III clinical trial studying the use of alvimopan for the reversal of the severe constipating effects associated with chronic use of opioids. Overall responsibility for the development of alvimopan in chronic indications is now carried on by Glaxo.

We believe there are opportunities to expand our product portfolio by the acquisition or in-licensing of products and/or product development candidates, and intend to explore and evaluate such opportunities.

In July 2003, we entered into an agreement with EpiCept Corporation (“EpiCept”), under which we obtained exclusive rights to develop and commercialize in North America EpiCept’s sterile lidocaine patch which is being developed for the management of postoperative incisional pain. We made a $2.5 million payment to EpiCept upon execution of the agreement and may make up to $20.0 million in additional development milestone payments if certain clinical and regulatory achievements are reached.

We also have other compounds that are being designed to elicit potential analgesic effects by targeting peripheral opioid receptors, including the kappa receptor. Additionally, we are exploring the development of an analgesic product candidate that would be a combination of alvimopan and an opioid that would be intended to produce the pain relief of an opioid while reducing side effects, such as constipation, nausea and vomiting. Finally, we have been evaluating ADL 2-1294, a peripheral mu opioid agonist, in pre-clinical development for treating a variety of pain conditions. The active ingredient of ADL 2-1294 is loperamide. We are currently in preclinical development exploring intra-articular administration of ADL 2-1294 for relief of pain.

We have a small marketing organization to support our development efforts. We plan to build a sales force in the United States and expand our marketing organization to co-promote alvimopan along with Glaxo to surgeons, oncologists and pain management specialists in hospital-care settings, if regulatory approval is received. We intend to rely on Glaxo for sales and marketing of alvimopan outside the United States. As we develop additional product candidates we may enter into strategic marketing or co-promotion agreements with, and grant additional licenses to, pharmaceutical companies to gain access to additional markets both domestically and internationally.

We have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage aggregated approximately $178.0 million through June 30, 2003, and we expect to continue to incur substantial losses in future periods. A significant portion of our revenue recognized in 2002 and to date in 2003 has been from reimbursement of expenses from Glaxo under our collaboration agreement and it is expected that such revenues will be substantially reduced in future periods as the related reimbursable expenses are expected to decrease. We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development, particularly our lead product candidate, alvimopan. We may never become profitable and even if we become profitable, we may not be able to sustain profitability on a continuing basis. We do not expect to generate a positive cash flow from operations for the next several years, if ever. Prior to exhausting our current cash and short-term investments, we will need to raise additional funds to finance our operating activities. There are no assurances that we will be successful in obtaining an adequate level of financing for the long-term development and commercialization of our product candidates.

Corporate Information

Our principal executive offices are located at 700 Pennsylvania Drive, Exton, Pennsylvania 19341. Our telephone number is (484) 595-1500. Our Internet website address is http://www.adolor.com. We do not intend the information found on our website to be a part of this prospectus.

CERTAIN RISKS RELATED TO OUR BUSINESS

As further described herein, our performance and financial results are subject to risks and uncertainties including, but not limited to, the following specific risks:

We are highly dependent on achieving success in the clinical testing, regulatory approval and commercialization of our lead product candidate, alvimopan, which may never be approved for commercial use. If we are unable to commercialize alvimopan, our ability to generate revenues will be impaired and our business will be harmed.

We have invested a significant portion of our time and financial resources since our inception in the development of alvimopan, and we anticipate that for the foreseeable future our potential to achieve revenues from product sales will be dependent on its successful clinical testing, regulatory approval in the United States and commercialization. Drug development is a highly uncertain process. We or Glaxo, with whom we are collaborating to develop alvimopan, may suffer significant setbacks in advanced clinical trials of alvimopan, even after achieving potentially promising results in earlier clinical trials. Even if the clinical trials of alvimopan are successful, prior to commercialization of alvimopan in the United States, we will have to submit, and the FDA will have to approve, a New Drug Application (“NDA”) for alvimopan. If our NDA, if any, for alvimopan is not approved by the FDA, or if approval is delayed, our ability to achieve revenues from product sales will be impaired and our stock price will be materially and adversely affected. FDA approval is contingent on many factors, including clinical trial results and the evaluation of those results.

Our alvimopan POI Phase III program consists of four studies. Three of these studies (POI 14CL302, POI 14CL308 and POI 14CL313) are double-blind, placebo-controlled multi-center studies each designed to enroll patients scheduled to undergo certain types of major abdominal surgery and receiving opioids for pain relief. Under the protocols, patients are randomized into three arms to receive placebo, 6 mg or 12 mg doses of alvimopan. The primary endpoint in these three studies is a composite measure of the time to recovery of both the upper and lower gastrointestinal functions as defined by time to tolerability of solid foods and time to first flatus or first bowel movement.

In April 2003, we announced top-line results of our first Phase III clinical study (POI 14CL302) for alvimopan in the management of POI. A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of gastrointestinal function, in patients in the alvimopan 6 mg treatment group compared to patients in the placebo group (Cox proportional hazard, model hazard ratio = 1.47; P<0.01). Time to recovery of gastrointestinal function was a composite measure of the time to recovery of both lower and upper gastrointestinal function as defined by time to first flatus or first bowel movement and time to tolerability of solid foods, whichever occurred last. A difference in favor of the alvimopan 6 mg treatment group versus placebo was observed for all secondary endpoints, including time to hospital discharge order written. A positive trend was observed in the primary endpoint of the study for the alvimopan 12 mg treatment group; however, the difference from placebo was not statistically significant (Cox proportional hazard model, hazard ratio = 1.23; P = 0.11).

The results of study POI 14CL302 have not been submitted to or reviewed by the FDA or any other regulatory agency. The results from this study are not necessarily indicative of the results that may be obtained in the phase III studies of alvimopan in POI which have not yet been completed and analyzed. While we believe the results of study POI 14CL302, if confirmed in our additional studies, support our goal of submitting an NDA for alvimopan, there can be no assurance that the FDA will concur with that assessment. The difference from placebo was not statistically significant in the 12 mg treatment group, and there can be no assurance that this outcome will not occur again in our further clinical testing, or that the 6 mg treatment group will again achieve a statistically significant difference. There can also be no assurance that the outcome of study POI 14CL302 or further studies will be considered clinically meaningful, and this determination is necessary for approval of alvimopan for commercial sale.

Our fourth POI clinical study in our Phase III program (POI 14CL306) is a double-blind, placebo-controlled multi-center study designed to enroll patients scheduled to undergo total abdominal simple hysterectomy and receiving opioids for pain relief. Under this protocol, patients are randomized to receive either alvimopan 12 mg doses (approximately 400 patients) or placebo (approximately 100 patients). This study was designed to assess safety and will also assess efficacy.

Enrollment in study POI 14CL313 has been completed at approximately 500 patients and enrollment in study POI 14CL306 has also been completed at approximately 500 patients. Enrollment in study POI 14CL308 is continuing and is expected to be completed in the second half of 2003.

Clinical trials in our Phase III program use drug product incorporating active pharmaceutical ingredient manufactured by two different contract manufacturing facilities, one of which is no longer in business. Our efforts to obtain regulatory approval may be impaired as a result of using material from two different contract manufacturing facilities.

The results from any one or all of our clinical trials may be negative. Negative results from one or more of these clinical trials will adversely affect our ability to obtain regulatory approval for alvimopan. Adverse safety findings from one or more of these studies will adversely affect our ability to obtain regulatory approval. Even if we conclude that the results from our preclinical studies and clinical trials are positive, the FDA may not agree with us because the FDA may evaluate the results by different methods or conclude that the clinical trial results are not clinically meaningful or that there were human errors in the conduct of the clinical trials or otherwise.

The results of one or both of the dose comparisons in each study that includes multiple dose comparisons may be negative. Because the studies are intended to be confirmatory and each study involves multiple comparisons (i.e. two doses of alvimopan versus placebo), under statistical techniques, statisticians control the overall study error rate (i.e. the likelihood that the drug response occurred by chance) by requiring that each of the multiple dose comparisons meet a P-value of P < 0.05 to show statistical significance. In the event that one of the dose comparisons in any of these POI Phase III studies does not reach a significance level of P < 0.05, the other dose comparison in that study will need to reach a significance level of P < 0.025 to be considered statistically significant, as was the case in Study POI 14CL302. We may not achieve positive statistical results in these studies.

To receive regulatory approval for alvimopan, our contract manufacturers will be required to obtain approval for their manufacturing facilities to manufacture alvimopan. To achieve this approval, we will also be required to submit, in an NDA, information and data regarding chemistry, manufacturing and controls which satisfies the FDA that our contract manufacturers are able to make alvimopan in accordance with extensive regulatory requirements, commonly known as current good manufacturing practices (cGMPs). FDA approval for our contract manufacturing facilities to manufacture alvimopan may not be obtained. We will be required to submit extensive preclinical data in our NDA, if any, which satisfies the FDA regulatory requirements. We may fail to meet the FDA’s standards on any one of these or other elements required in an NDA.

Even if we believe we have met the FDA guidelines for submission of data and information to the NDA, if any, there is a risk that the FDA will require additional data and information that we are unable to provide.

We have completed several Phase II trials and one Phase III clinical trial studying the use of alvimopan for the reversal of the severe constipating effects associated with chronic use of opioids. The overall responsibility for the development of alvimopan in chronic indications is now carried on by Glaxo. Additional long-term animal toxicity studies are necessary to support further development of alvimopan in opioid bowel dysfunction (“OBD”). Adverse safety findings in these long-term animal toxicity studies could adversely affect our prospects for alvimopan, including its prospects for use in POI. Results from the clinical studies conducted to date in OBD are not necessarily indicative of the results that may be obtained in further OBD studies, or in clinical studies in the POI indication. Additional studies for chronic OBD investigating longer duration of patient exposure and different dosing strategies, as well as preclinical toxicology studies, will be required prior to initiating the confirming clinical studies required to be successfully completed before any NDA could be filed for use of alvimopan in OBD.

Our alvimopan clinical trials are testing whether alvimopan is able to selectively block the effects of narcotic analgesics on the gastrointestinal tract. As combination clinical trials, they are subject to the risk that the use of alvimopan with narcotic analgesics may result in unexpected toxicity, or increase the side effects associated with the individual products to an unacceptable level, or interfere with the efficacy of the narcotic analgesic. In addition, assessing clinical trial results of alvimopan in combination with narcotic analgesics may add to the complexity of interpreting the study results.

Our stock price may be volatile, and your investment in our stock could decline in value. We may become involved in securities class action litigation.

The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. The market price for our common stock is highly dependent on the results of our clinical trials, in particular our Phase III clinical trials of alvimopan in POI. There can be no assurance that accrual will be completed within expected timeframes or that the results of any of our Phase III clinical trials will be positive. Failure to achieve positive results in any or all of these studies would adversely impact the market price of our common stock.

The following factors, in addition to the factors described in the alvimopan risk factor above and other risk factors contained in this document, may have a significant impact on the market price of our common stock:

•	developments concerning our collaborations, including our collaboration with Glaxo;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	the general performance of the equity markets and in particular, the biopharmaceutical sector of the equity markets.

Following periods of volatility and decline in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and resources.

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

We believe our existing cash, cash equivalents and short-term investments as of June 30, 2003 of approximately $126.2 million will be sufficient to meet our currently estimated operating and investing requirements into mid 2005. We have generated operating losses since we began operations in November 1994. We expect to continue to generate such losses and will need additional funds that may not be available in the future. We have no products that have generated any revenue, and as of June 30, 2003, we have incurred a cumulative net loss of approximately $178.0 million. Even if we succeed in developing a commercial product, we expect to incur substantial losses for at least the next several years and expect that these losses will increase as we expand our research and development and sales and marketing activities. If we fail to obtain the capital necessary to fund our operations, we will be forced to curtail our operations and we will be unable to develop products successfully. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or to us. If adequate funds are not available on acceptable terms, our ability to fund our operations, products or technologies or otherwise respond to competitive pressures could be significantly delayed or limited, and we may have to reduce or cease our operations. If additional funds become available there can be no assurance that we can predict the time and costs required to complete development programs or that we will not substantially exceed our budgets.

We are dependent on our collaborators to perform their obligations under our collaboration agreements. If conflicts arise between our collaborators or advisors and us, they may act in their self-interest.

In April 2002, we and Glaxo entered into a collaboration agreement for the exclusive worldwide development and commercialization of alvimopan for certain indications. We and Glaxo agreed to develop alvimopan for a number of indications, both acute and chronic, which would potentially involve the use of alvimopan in in-patient and out-patient settings. In the United States, we and Glaxo intend to co-develop and intend to co-promote alvimopan and share development expenses and commercial returns, if any. We have overall responsibility for the development of acute-care indications, such as POI, and Glaxo has overall responsibility for the development of chronic-care indications, such as OBD. We and Glaxo are required to use commercially reasonable efforts to develop the indications for which we and they are respectively responsible. We depend on Glaxo to provide us with substantial assistance and expertise in the development of alvimopan. Any failure of Glaxo to perform its obligations under our agreement could negatively impact our product candidate, alvimopan, and could lead to our loss of potential revenues from product sales and milestones that may otherwise become due under our collaboration agreement and would delay our achievement, if any, of profitability. In the near term, our success will largely depend upon the success of our collaboration with Glaxo to further develop alvimopan and our success in obtaining regulatory approval to commercialize alvimopan.

Glaxo has certain rights to terminate the collaboration agreement. Glaxo also has the right to terminate its rights and obligations with respect to the acute-care indications, or its rights and obligations for the chronic-care indications. Glaxo has the right to terminate the collaboration agreement for breach of the agreement by us or for safety related reasons as defined in the collaboration agreement. Glaxo’s rights to terminate the acute-care indications or the chronic-care indications are generally triggered by failure to achieve certain milestones within certain timeframes, adverse product developments or adverse regulatory events. If Glaxo terminates the collaboration agreement, our business will be adversely affected.

We have entered into, and may in the future enter into, collaborative arrangements, including our arrangement with Glaxo, for the marketing, sales and distribution of our product candidates, which require, or may require, us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our product candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties, including Glaxo, will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

Our corporate collaborators, including Glaxo, may determine not to proceed with one or more of our drug discovery and development programs. If one or more of our corporate collaborators reduces or terminates funding, we will have to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements, the activities under current corporate collaboration agreements or the termination of existing corporate collaboration agreements.

We may not be able to successfully develop in-licensed product candidates.

We intend to explore opportunities to expand our product portfolio by acquiring or in-licensing products and/or product development candidates. In July 2003, we entered into an agreement with EpiCept, under which we obtained exclusive rights to develop and commercialize in North America EpiCept’s sterile lidocaine patch which is being developed for the management of postoperative incisional pain. Although we conduct extensive evaluations of product candidate opportunities as part of our due diligence efforts, there can be no assurance that our product development efforts related thereto will be successful or that we will not become aware of issues or complications that will cause us to alter, delay or terminate our product development efforts. Additionally, while we have built certain capabilities as an organization in executing the development plan for alvimopan, in-licensed products such as this sterile patch product will require capabilities and expertise which we do not currently possess, and there is no assurance that we will be able to develop or acquire these capabilities.

Because our product candidates are in development, there is a high risk that further development and testing will demonstrate that our product candidates are not suitable for commercialization.

We have no products that have received regulatory approval for commercial sale. All of our product candidates, including alvimopan, are in development, and we face the substantial risks of failure inherent in developing drugs based on new technologies. Our product candidates must satisfy rigorous standards of safety and efficacy before the FDA and foreign regulatory authorities will approve them for commercial use. To satisfy these standards, we will need to conduct significant additional research, animal testing, or preclinical testing, and human testing, or clinical trials.

Preclinical testing and clinical development are long, expensive and uncertain processes. Failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Based on results at any stage of clinical trials, we may decide to discontinue development of our product candidates.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Product candidates that appear to be promising at earlier stages of development may not reach the market or be marketed successfully for a number of reasons, including, but not limited to, the following:

•	researchers may find during later preclinical testing or clinical trials that the product candidate is ineffective or has harmful side effects;

•	the number and types of patients available for extensive clinical trials may vary;

•	new information about the mechanisms by which a drug candidate works may adversely affect its development;

•	one or more competing products may be approved for the same or a similar disease condition, raising the hurdles to approval of the product candidate;

•	the product candidate may fail to receive necessary regulatory approval or clearance; or

•	competitors may market equivalent or superior products.

If we are unable to contract with third parties to manufacture our products in sufficient quantities, at an acceptable cost and in compliance with regulatory requirements, we may be unable to obtain regulatory approvals, or to meet demand for our products.

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have depended and expect to continue to depend on our collaborators or third parties for the manufacture of our compounds for preclinical, clinical and commercial purposes in their manufacturing facilities. We are highly dependent on our current contract manufacturers because we have developed our manufacturing processes and controls with them. It is difficult and expensive to change contract manufacturers for pharmaceutical products, particularly when the products are under regulatory review in an NDA process.

To receive regulatory approval for alvimopan, our contract manufacturers will be required to obtain approval for their manufacturing facilities to manufacture alvimopan. FDA approval for our contract manufacturing facilities to manufacture alvimopan may not be obtained.

We also expect to depend on third parties to manufacture product candidates we may acquire or in-license, including the sterile patch product we in-licensed from EpiCept. We have no experience in manufacturing sterile patch products and will need to develop our own internal capabilities and external relationships in that regard, as well as assess the capabilities of third party manufacturers that have been involved in the manufacture of this product candidate to date.

We will also be required to submit, in an NDA, information and data regarding chemistry, manufacturing and controls which satisfies the FDA that our contract manufacturers are able to make alvimopan in accordance with cGMPs. Under cGMPs, our manufacturers will be required to manufacture our products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control activities. We are dependent on our third party manufacturers to comply with these regulations in the manufacture of our products. The failure of any third party manufacturer to comply with applicable government regulations could substantially harm and delay or prevent regulatory approval and marketing of alvimopan. If these third party manufacturers fail to perform in compliance with these regulations, we may be compelled to delay our development efforts. Our products may be in competition with other products for access to facilities of third parties and suitable alternatives may be unavailable. Consequently, our products may be subject to delays in manufacture if outside contractors give other products greater priority than our products. For this and other reasons, third parties may not be able to manufacture these products in a cost-effective or timely manner. If the manufacture of these products does not occur in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products, if any are approved, on a timely basis could be impaired or precluded. We may not be able to enter into necessary third-party manufacturing arrangements on acceptable terms, if at all. Our dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products, if any are approved, on a timely and competitive basis.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

We have limited experience in managing clinical trials, and delays or terminations of clinical trials we are conducting or may undertake in the future could impair our development of product candidates. Delay or termination of any clinical trials could result from a number of factors, including adverse events, stringent enrollment requirements, slow rate of enrollment, competition with other clinical trials for eligible patients, and geographical considerations and other factors. We contract with third parties to conduct our clinical trials, including the clinical trials in our Phase III POI program. We are subject to the risk that these third parties fail to perform their obligations properly and in compliance with applicable FDA regulations.

The concept of developing peripherally restricted opioid analgesics and narcotic antagonist drugs is relatively new and may not lead to commercially successful drugs.

Since there are no products on the market comparable to our product candidates, we do not have any historical or comparative sales data to rely upon to indicate that peripherally restricted opioid analgesic or peripherally acting narcotic antagonist drugs will achieve commercial success in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;

•	cost-effectiveness of our product candidates relative to competing products;

•	the availability of government or third-party payor reimbursement for our product candidates; and

•	the effectiveness of marketing and distribution efforts by us, our collaborators and our licensees and distributors.

Other products that are currently sold for pain management are already recognized as safe and effective and have a history of successful sales in the United States and elsewhere. Our new products in this area, if any, will be competing with drugs that have been approved by the FDA and have demonstrated commercial success in the United States and elsewhere.

Our product candidate alvimopan is under investigation in POI and OBD for use in patients taking opioid analgesics and reduction in the use of opioid analgesics would reduce the potential market for alvimopan.

If the use of drugs or techniques which reduce the requirement for mu-opioids increases, the demand for alvimopan would be decreased. Various techniques to reduce the use of opioids are used in an attempt to reduce the impact of opioid side effects. The use of local anesthetics in epidural catheters during and after surgery with the continuation of the epidural into the post-operative period can reduce or eliminate the use of opioids. Non-steroidal inflammatory agents may also reduce total opioid requirements. Continuous infusion of local anesthetic into a wound or near major nerves can reduce the use of opioids in limited types of procedures and pain states. Novel analgesics which act at non-mu-opioid receptors to provide pain relief or to enhance opioid analgesia are under development but have not yet demonstrated wide clinical applicability in humans. While each of these opioid alternatives has limitations and opioid use continues at significant levels, further adoption of such alternatives would reduce potential future demand for alvimopan.

If competitors develop and market products that are more effective, have fewer side effects, are less expensive than our product candidates or offer other advantages, our commercial opportunities will be limited.

Other companies have product candidates in clinical trials to treat the conditions for which we are seeking to ultimately treat. These competing potential drugs may result in effective, commercially successful products. Even if our collaborators or we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing products either that are more effective than those that we may develop, or that they market before we market any products we may develop.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:

•	attract qualified personnel;

•	attract partners for acquisitions, joint ventures or other collaborations; and

•	license proprietary technology that is competitive with our technology.

The successful entrance by our competitors into partnering arrangements or license agreements with academic research institutions will preclude us from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find an acceptable substitute.

Third parties are conducting or will conduct many of our product development activities and almost all of our manufacturing activities. If these third parties fail to perform these functions satisfactorily and in compliance with regulatory requirements, our product development could be delayed.

We rely, to a significant extent, on third parties to jointly conduct some research and preclinical testing functions and to manufacture certain of our product candidates. If any of these third parties breaches or terminates their agreement with us or otherwise fails to conduct their activities successfully and in a timely manner, their actions could delay or terminate the preclinical or clinical development or potential commercialization of the affected product candidates or research program. We cannot control the amount and timing of resources these third parties devote to our programs or product candidates. The failure of any third party to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If these third parties fail to perform their obligations properly and in compliance with applicable regulations, we may be compelled to delay our development efforts, and our business could be harmed.

Because we are not certain we will obtain necessary regulatory approvals to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize any of our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we will obtain regulatory clearance for any product candidate we develop. We cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and the FDA’s extensive regulatory clearance process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Since neither the FDA nor international regulatory authorities have approved peripherally restricted narcotic antagonist drugs for marketing, we do not know whether our research and clinical approaches to developing new products for the pain management market will lead to drugs that the FDA will consider safe and effective for indicated uses. Before receiving FDA approval to market a product, we must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our product candidates will prevent receipt of FDA and foreign regulatory approvals and, ultimately, commercialization of our product candidates. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development and regulatory interpretations of clinical benefit and clinical risk. Regulatory clearance that we may receive for a product candidate will be limited to those diseases and conditions for which we have demonstrated in clinical trials that the product candidate is safe and efficacious. Preclinical and clinical trials of our product candidates, including alvimopan, may not display the safety and efficacy necessary to obtain regulatory approvals. Drug development is a highly uncertain process. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Data obtained from non-clinical and clinical tests are susceptible to varying interpretations which may delay, limit or prevent regulatory approval.

If we receive regulatory approval for our product candidates and if we fail to comply with applicable FDA post marketing regulations or other regulatory requirements, we could be subject to criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory actions against our product or us. In addition, the federal Controlled Substances Act imposes significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of controlled substances. Therefore, we must determine whether the DEA would consider any product to be a controlled substance. We believe that it is unlikely that any of our product candidates other than those acting on the central nervous system will be subject to regulation as controlled substances.

We may not obtain FDA approval to conduct clinical trials that are necessary to satisfy regulatory requirements.

Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must conform with the FDA’s good clinical practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	are subject to continuing FDA oversight; and

•	may require large numbers of test subjects.

Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug Application, or IND. We, or the FDA, may suspend clinical trials at any time if the subjects participating in the trials are exposed to unacceptable health risks, or if the FDA finds deficiencies in the IND application or the conduct of the trials.

Our business could suffer if we cannot attract, retain and motivate skilled personnel and cultivate key academic collaborations.

We are a small company, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists and clinical development personnel. If we lose the services of any of these personnel it could impede significantly the achievement of our research and development objectives. Failure to negotiate additional acceptable collaborations with academic institutions and scientists, or lack of success with respect to our existing academic collaborations, may delay our product development programs. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships.

Companies and universities that have licensed product candidates to us for clinical development and marketing are sophisticated competitors that could develop similar products to compete with products we hope to develop.

Licensing product candidates from other companies, universities, or individuals does not prevent them from developing non-identical but competitive products for their own commercial purposes, nor from pursuing patent protection in areas that are competitive with us. The individuals who created these technologies are sophisticated scientists and business people who may continue to do research and development and seek patent protection in the same areas that led to the discovery of the product candidates that they licensed to us. The development and commercialization of successful new drugs from our research program is likely to attract additional research by our licensors and by other investigators who have experience in developing products for the pain management market. By virtue of the previous research that led to the discovery of the drugs or product candidates that they licensed to us, these companies, universities, or individuals may be able to develop and market competitive products in less time than might be required to develop a product with which they have no prior experience.

If we breach our licensing agreements, we will lose significant benefits and may be exposed to liability for damages.

We may breach the agreements under which we license commercialization or development rights and may thereby lose license rights that are important. We license rights to products and technology that are relevant to our business, including among others our exclusive worldwide license to alvimopan from Roberts Laboratories, Inc. and our license from Eli Lilly relating to peripherally selective opioid antagonists. We are subject to various obligations with respect to these agreements, including development responsibilities, royalty and other payments and regulatory obligations. If we fail to comply with these requirements or otherwise breach a license agreement or contract, the licensor or other contracting party may have the right to terminate the license or contract in whole or in part or change the exclusive nature of the arrangement. In such event we would not only lose all or part of the benefit of the arrangement but also may be exposed to potential liabilities for breach in the form of damages or other penalties.

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights; we may be sued by others for infringing their intellectual property.

Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in our patents or those of our collaborators.

Others have filed and in the future are likely to file patent applications covering products and technologies that are similar, identical or competitive to ours. Others may have patents or patent applications that may overlap with patents or a patent application that we have in-licensed covering certain receptors. We cannot assure that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, nor that we or our licensor will not be involved in interference proceedings before the United States Patent and Trademark Office.

Although no third party has asserted a claim of infringement against us, others may hold proprietary rights that will prevent our product candidates from being marketed unless we can obtain a license to those proprietary rights. Any patent related legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to our products and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume substantial managerial and financial resources.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to protect adequately our trade secrets or other proprietary information. Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, our ability to receive patent protection or protect our proprietary information may be imperiled.

Others may hold proprietary rights that will prevent our product candidates from being marketed unless we are able to obtain a license to those proprietary rights. We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license such technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not fully control the prosecution of patents relating to in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

If we are unable to develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

We currently have no sales or distribution capability and limited marketing capabilities. In order to commercialize products, if any are approved, we must internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. If we obtain FDA approval, we intend to market some products directly and rely on relationships with established pharmaceutical companies to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues may be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities; or

•	private health insurers and third party payors.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means may limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement pharmaceutical pricing and cost control measures under government health care programs such as Medicare and Medicaid. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future and may impede patients’ ability to obtain reimbursement under their insurance program for our products. Further, cost control initiatives could adversely affect our collaborators’ ability to commercialize our products, and our ability to realize royalties from such commercialization.

If we engage in an acquisition or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.

From time to time we have considered, and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic business initiatives intended to further the development of our business. These initiatives may include acquiring businesses, technologies or products or entering into a business combination with another company. If we do pursue such a strategy, we could, among other things:

•	issue equity securities that would dilute our current stockholders’ percentage ownership;

•	incur substantial debt that may place strains on our operations;

•	spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

•	assume substantial actual or contingent liabilities; or

•	merge with or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company or a combination of both on terms that our stockholders may not deem desirable.

We are not in a position to predict what, if any, collaborations, alliances or other transactions may result or how, when or if these activities would have a material effect on us or the development of our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease commercialization of our products.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease commercialization of our products. We currently carry clinical trial insurance but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. If we cannot obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims we may be prevented from commercializing our products. We enter into indemnification agreements where we indemnify third parties such as investigators for certain product liability claims related to our products under investigation. These indemnification obligations may cause us to pay significant sums of money for claims that are covered by these indemnifications.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and restated by laws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with the term of one such class expiring each year, and we have eliminated the ability of our stockholders to consent in writing to the taking of any action pursuant to Section 228 of the Delaware General Corporation Law.

In addition, we adopted a shareholder rights plan, the effect of which may be to make an acquisition of the company more difficult.

Under our collaboration agreement with Glaxo, Glaxo has certain limitations on its ability to acquire our securities.

New investors will experience immediate and substantial dilution.

The purchase price of the shares of common stock offered by this prospectus is substantially higher than the unaudited pro forma tangible book value of our outstanding equity shares. Investors who purchase shares in any offering pursuant to this registration statement will therefore experience immediate and substantial dilution in the tangible net book value of their investment.

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the common stock for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or technologies and capital expenditures. When shares of our common stock are offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. Pending the application of net proceeds for these purposes, we expect to invest the proceeds in short-term investments, consisting primarily of investment-grade fixed income securities including corporate bonds and U.S. Treasury obligations.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to 7,500,000 shares of our common stock, par value $0.0001 per share.

When shares of our common stock are offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities, as well as a complete description of the common stock to be offered pursuant to the prospectus supplement. The summary description of common stock included in this prospectus is not meant to be a complete description.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 99,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of July 31, 2003, there were 31,638,877 shares of our common stock outstanding.

The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our restated bylaws.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of July 31, 2003, no shares of our preferred stock were outstanding. Our amended and restated certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by our board of directors resolutions issuing such shares.

Shareholder Rights Plan.    Our board of directors adopted a Shareholder Rights Plan (the “Rights Plan”) in February 2001. Under the Rights Plan, preferred stock purchase rights (each, a “Right”) were distributed as a dividend at the rate of one Right for each share of common stock outstanding as of the close of business on February 20, 2001 and automatically attach to shares issued thereafter. Each Right entitles the holder to purchase one ten-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at an exercise price of $155.00 (the “Exercise Price”) per Right. In general, the Rights will be exercisable if a person or group (“Acquiring Person”) becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer for 15% or more of our common stock. When the Rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise common stock having a value equal to two times the Exercise Price of the Right. Our board of directors will in general be entitled to redeem the Rights for $.0001 per Right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the Rights will expire on February 19, 2011.

Registration Rights

As of July 31, 2003, the holders of approximately 2,616,490 shares of our common stock may, under certain circumstances, require us to file a registration statement under the Securities Act. We are required to use our best efforts to effect the registration, subject to certain conditions and limitations. In addition, in the event that we propose to register any of our securities under the Securities Act, for our own account or the account of our other securityholders, we will send notice of the proposed registration to holders of the shares eligible for registration rights. Subject to certain conditions and limitations, these holders may elect to register their eligible shares. We sent such a notice in connection with the shares registered pursuant to the registration statement of which this prospectus is a part. The expenses incurred in connection with such registrations will be borne by us, except that we will pay expenses of only one registration on Form S-3 at a holder’s request per year.

Options

As of July 31, 2003, options granted under the Amended and Restated 1994 Equity Compensation Plan (the “1994 Plan”) to purchase a total of 2,717,096 shares of common stock were outstanding at a weighted average exercise price of $11.85. As of July 31, 2003, options granted under the 2003 Stock-Based Incentive Compensation Plan (the “2003 Plan”) to purchase a total of 84,000 shares of common stock were outstanding at a weighted average exercise price of $13.61.

In April 2002, we entered into option agreements with our Chief Executive Officer Bruce A. Peacock in connection with the commencement of his employment under which we granted Mr. Peacock non-qualified options to purchase an aggregate of 540,000 shares of our common stock at the exercise price of $14.81 per share. These option agreements are in addition to option grants Mr. Peacock has received under the 1994 Plan.

Anti-takeover provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

•	prior to such time our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the person.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Board of Directors

Our amended and restated certificate of incorporation provides for the board of directors to be divided into three classes, with the term of one such class expiring each year. Our amended and restated certificate of incorporation and bylaws provide that our board of directors has the authority to determine the number of directors to constitute the board. Further, subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal, or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Shareholder Rights Plan

The Rights distributed under the Rights Plan have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the Rights have been redeemed. However, the Rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the Rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of our outstanding common stock.

Preferred Stock

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Indemnification

There are, in our amended and restated certificate of incorporation and restated bylaws, provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

Restated Bylaws

Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our board of directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Written Consent of Stockholders

Our amended and restated certificate of incorporation does not permit our stockholders to consent in writing to the taking of any action. Under our restated bylaws, a special meeting of stockholders may be called by the holders of a majority of the outstanding shares of common stock entitled to vote at the meeting.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is StockTrans, Inc. The Transfer Agent’s address is 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003, and its telephone number is (610) 649-7300.

PLAN OF DISTRIBUTION

We may sell our common stock to one or more underwriters for public offering and sale by them and may also sell the common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of common stock will be named in the applicable prospectus supplement. We have reserved the right to sell common stock directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of the common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of common stock may be effected from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell common stock upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of common stock, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a reasonable efforts basis and a dealer will purchase common stock as a principal, and may then resell such common stock at varying prices to be determined by the dealer.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

To facilitate an offering of shares of common stock, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of the common stock. This may include over-allotments or short sales of the common stock, which involves the sale by persons participating in the offering of more shares of common stock than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC’s regional offices located at 233 Broadway, New York, New York 20549 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s Public Reference

Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Current Report on Form 8-K, filed on August 7, 2003.

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003.

•	Current Report on Form 8-K, filed on May 14, 2003.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 14, 2003.

•	Current Report on Form 8-K, filed on April 14, 2003.

•	Amendment No. 1 to Registration Statement on Form 8-A, filed on April 8, 2003.

•	Current Report on Form 8-K, filed on April 2, 2003.

•	Definitive Proxy Statement, filed on April 1, 2003.

•	Annual Report on Form 10-K for the period ended December 31, 2002, filed on March 18, 2003.

•	Registration Statement on Form 8-A, filed on February 22, 2001.

•	Registration Statement on Form 8-A, filed on March 21, 2000.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Investor Relations, Adolor Corporation, 700 Pennsylvania Drive, Exton, PA 19341 (telephone 484-595-1500). The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. As of July 31, 2003, Dechert LLP beneficially owned 5,000 shares of our common stock, and attorneys associated with Dechert LLP who provided legal advice in connection with this registration statement beneficially owned an aggregate of 3,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Adolor Corporation and Subsidiary, a development stage company, as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this prospectus and in this registration statement, in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses Of Issuance And Distribution.

The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Registration Fee	$7,324
*Nasdaq National Market Listing Fee	$17,500
*Legal Fees and Expenses	$35,000
*Accounting Fees and Expenses	$10,000
*Blue Sky Fees and Expenses	$500
*Transfer Agent and Registrar Fees and Expenses	$500
*Printing and Engraving Expenses	$10,000
*Miscellaneous Fees and Expenses	$9,176

*Total	$90,000

* Estimated.

Item 15.     Indemnification Of Directors And Officers.

Under Section 145 of the General Corporate Law of the State of Delaware, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The registrant’s restated bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

The registrant’s amended and restated certificate of incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant has obtained a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment up to certain limits.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

Incorporated by reference to the Exhibit Index following page II-4.

(b)	Financial Statement Schedules

None.

Schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17.     Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exton, Commonwealth of Pennsylvania on August 15, 2003.

ADOLOR CORPORATION

By:	/s/ BRUCE A. PEACOCK

Name: Title:	Bruce A. Peacock President, Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ MICHAEL R. DOUGHERTY

Name: Title:	Michael R. Dougherty Senior Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE PAGE AND POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce A. Peacock and Michael R. Dougherty (with full power to each of them to act alone) as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, including post-effective amendments filed pursuant to Rule 462(b) of the Securities Act, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other document necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRUCE A. PEACOCK Bruce A. Peacock	President, Chief Executive Officer and Director (Principal Executive Officer)	August 15, 2003

/s/ MICHAEL R. DOUGHERTY Michael R. Dougherty	Senior Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2003

/s/ ARMANDO ANIDO Armando Anido	Director	August 15, 2003

/s/ PAUL GODDARD Paul Goddard	Director	August 15, 2003

/s/ GEORGE V. HAGER, JR. George V. Hager, Jr.	Director	August 15, 2003

/s/ DAVID M. MADDEN David M. Madden	Director	August 15, 2003

/s/ CLAUDE H. NASH Claude H. Nash	Director	August 15, 2003

/s/ ROBERT T. NELSEN Robert T. Nelsen	Director	August 15, 2003

EXHIBIT INDEX

Item 16.    Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Adolor (incorporated by reference to Exhibit 3.1 to the Report on Form 10-Q filed by the Company on August 14, 2001).

3.2	Restated Bylaws of Adolor (incorporated by reference to Exhibit 3.2 to the Report on Form 10-K filed by the Company on April 2, 2001).

4.1	Series A Convertible Preferred Stock Purchase Agreement among Opian Pharmaceuticals, Inc. and the parties set forth therein, dated November 7, 1994 (incorporated by reference to Exhibit 4.1 to the Registration Statement filed by the Company on February 8, 2000 (Registration No. 333-96333)).

4.2	Series B Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1996 (incorporated by reference to Exhibit 4.2 to the Registration Statement filed by the Company on February 8, 2000).

4.3	Series C Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated March 1, 1997 (incorporated by reference to Exhibit 4.3 to the Registration Statement filed by the Company on February 8, 2000).

4.4	Stock Purchase Agreement between Adolor and Kwang Dong Pharmaceutical Company, dated November 5, 1997 (incorporated by reference to Exhibit 4.4 to the Registration Statement filed by the Company on February 8, 2000).

4.5	Series E Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated December 8, 1998 (incorporated by reference to Exhibit 4.5 to the Registration Statement filed by the Company on February 8, 2000).

4.6	Series F Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.6 to the Registration Statement filed by the Company on February 8, 2000).

4.7	Series G Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated January 10, 2000 (incorporated by reference to Exhibit 4.7 to the Registration Statement filed by the Company on February 8, 2000).

4.8	Registration Rights Agreement among Opian Pharmaceuticals, Inc. and the parties set forth therein, dated November 4, 1994 (incorporated by reference to Exhibit 4.8 to the Registration Statement filed by the Company on February 8, 2000).

4.9	Amendment No. 1 to Registration Rights Agreement among Adolor and the parties set forth therein, dated February 27, 1996 (incorporated by reference to Exhibit 4.9 to the Registration Statement filed by the Company on February 8, 2000).

4.10	Amendment No. 2 to Registration Rights Agreement among Adolor and the parties set forth therein, dated May 1, 1997 (incorporated by reference to Exhibit 4.10 to the Registration Statement filed by the Company on February 8, 2000).

4.11	Amendment No. 3 to Registration Rights Agreement among Adolor and the parties set forth therein, dated December 8, 1998 (incorporated by reference to Exhibit 4.11 to the Registration Statement filed by the Company on February 8, 2000).

4.12	Amendment No. 4 to Registration Rights Agreement among Adolor and the parties set forth therein, dated July 26, 1999 (incorporated by reference to Exhibit 4.12 to the Registration Statement filed by the Company on February 8, 2000).

Exhibit Number	Description

4.13	Amendment No. 5 to Registration Rights Agreement among Adolor and the parties set forth therein, dated January 10, 2000 (incorporated by reference to Exhibit 4.13 to the Registration Statement filed by the Company on February 8, 2000).

4.14	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.14 to Amendment No. 3 to the Registration Statement filed by the Company on March 21, 2000).

4.15	Series H Convertible Preferred Stock Purchase Agreement among Adolor and the parties set forth therein, dated July 6, 2000 (incorporated by reference to Exhibit 4.15 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

4.16	Amendment No. 6 to Registration Rights Agreement among Adolor and the parties set forth therein, dated June 29, 2000 (incorporated by reference to Exhibit 4.16 to Amendment No. 8 to the Registration Statement filed by the Company on October 23, 2000).

4.17	Rights Agreement, dated as of February 20, 2001, between Adolor and StockTrans, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Company on February 23, 2001), which included as Exhibit B thereto the Form of Rights Certificate, incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 8-A, dated February 22, 2001.

5.1	Opinion of Dechert LLP.[1]

23.1	Consent of KPMG LLP.[1]

23.2	Consent of Dechert LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Form S-3 and incorporated herein by reference).

[1]	Filed herewith.